Rafferty Asset Management, LLC

1301 Avenue of the Americas (6th Avenue), 35th Floor

New York, New York 10019

June 3, 2015

VIA EDGAR

Mr. John Ganley

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Direxion Shares ETF Trust (File Nos. 333-150525 and 811-22201)

Post-Effective Amendment to the Registration Statement on Form N-1A

Dear Mr. Ganley:

The following are responses to the comments that we received from you by telephone on May 6, 2015, regarding Post-Effective Amendment No. 125 to the Registration Statement on Form N-1A for the Direxion Daily MSCI EAFE Currency Hedged Bull 2X Shares, Direxion Daily MSCI EAFE Currency Hedged Bear 2X Shares, Direxion Daily MSCI Emerging Markets Currency Hedged Bull 2X Shares, Direxion Daily MSCI Emerging Markets Currency Hedged Bear 2X Shares, Direxion Daily MSCI Europe Currency Hedged Bull 2X Shares, Direxion Daily MSCI Europe Currency Hedged Bear 2X Shares, Direxion Daily MSCI Japan Currency Hedged Bull 2X Shares, Direxion Daily MSCI Japan Currency Hedged Bear 2X Shares, Direxion Daily MSCI EAFE Currency Hedged Bull 3X Shares, Direxion Daily MSCI EAFE Currency Hedged Bear 3X Shares, Direxion Daily MSCI Emerging Markets Currency Hedged Bull 3X Shares, Direxion Daily MSCI Emerging Markets Currency Hedged Bear 3X Shares, Direxion Daily MSCI Europe Currency Hedged Bull 3X Shares, Direxion Daily MSCI Europe Currency Hedged Bear 3X Shares, Direxion Daily MSCI Japan Currency Hedged Bull 3X Shares and the Direxion Daily MSCI Japan Currency Hedged Bear 3X Shares (each a “Fund” and collectively the “Funds”), each a series of the Direxion Shares ETF Trust (“Trust”) that was filed with the Securities and Exchange Commission (“SEC”) on March 20, 2015. Your comments and the Trust’s responses are set forth below.

The Trust acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) SEC Staff (“Staff”) comments or changes to disclosure in response to Staff comments in the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its registration statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Prospectuses (All Funds, As Applicable)

1.	Please consider adding disclosure to the front cover page of each Prospectus that indicates the Funds may not perform as expected or losses may occur when gains are expected during periods of high volatility.

Securities and Exchange Commission

June 3, 2015

The Trust responds by adding the noted disclosure.

2.	The Funds’ “Principal Investment Strategy” indicates that the Fund will invest in forward contracts and non-deliverable forward contracts. Please confirm that the Fund intends to comply with Section 18 of the 1940 Act regarding the daily segregation of assets for non-deliverable forward contracts.

The Trust confirms that the Funds will segregate an appropriate amount of assets sufficient to cover cash settled and non-cash settled forward contracts on a daily basis in accordance with SEC and Staff guidance related to Section 18 of the 1940 Act.

3.	The fifth paragraph of each Fund’s “Principal Investment Strategy” section indicates “the Fund intends to hedge each foreign currency in the Index to U.S. Dollars by selling the applicable foreign currency forward at the 1-month forward rate published by WM/Reuters” whereas the name of each Fund includes the word “daily.” Please consider modifying this disclosure to clarify whether the Funds will be hedged on a daily basis.

The Trust responds by revising the above referenced disclosure to clarify that each Fund resets its exposure to its target index on a daily basis to attempt to achieve its leveraged investment objective.

4.	Please confirm whether each Fund’s investment objectives and strategies comply with the Trust’s existing exemptive relief.

The Trust confirms that the Funds’ investment objectives and strategies comply with the Trust’s exemptive relief.

5.	In each Fund’s “Principal Investment Risks” section, please consider revising “Currency Hedging Risk” to reconcile the inclusion of the word “Daily” in each Fund’s name and the disclosure that “the currency hedge is reset on a monthly basis.”

The Trust responds by revising the above referenced disclosure to clarify that each Fund resets its exposure to its target index on a daily basis to attempt to achieve its leveraged investment objective, however, each target index resets its hedging on a monthly basis, so each Fund is subject to intra-month currency risk.

Prospectus (Direxion Daily MSCI Europe Currency Hedged Bull 2X Shares, Direxion Daily MSCI Europe Currency Hedged Bear 2X Shares, Direxion Daily MSCI Europe Currency Hedged Bull 3X Shares, Direxion Daily MSCI Europe Currency Hedged Bear 3X Shares (collectively, the “Europe Funds”))

6.	For the Europe Funds, please consider whether “Geographic Concentration Risk” is a necessary risk in addition to “European Economic Risk.” Please explain how “Geographic Concentration Risk” adds necessary disclosure for the Europe Funds. Otherwise, please consider removing this risk for the Europe Funds.

The Trust responds by removing the Geographic Concentration Risk from the Principal Investment Risk section for the Europe Funds.

Securities and Exchange Commission

June 3, 2015

Prospectus (Direxion Daily MSCI Japan Currency Hedged Bull 2X Shares, Direxion Daily MSCI Japan Currency Hedged Bear 2X Shares, Direxion Daily MSCI Japan Currency Hedged Bull 3X Shares, Direxion Daily MSCI Japan Currency Hedged Bear 3X Shares (collectively, the “Japan Funds”))

7.	For the Japan Funds, please consider whether “Geographic Concentration Risk” is necessary in addition to “Japanese Economic Risk.” Please explain how “Geographic Concentration Risk” adds necessary disclosure for the Japan Funds. Otherwise, please consider removing this risk for the Japan Funds.

The Trust responds by removing the Geographic Concentration Risk from the Principal Investment Risk section for the Japan Funds.

*        *        *         *

I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Eric S. Purple (202-778-9220) or Nicole Trudeau (202-778-9189) at K&L Gates LLP.

Sincerely,

Direxion Shares ETF Trust

/s/ Eric W. Falkeis
Name: Eric W. Falkeis
Title: Principal Executive Officer

cc:	Eric S. Purple, K&L Gates LLP

Angela Brickl, Rafferty Asset Management LLC